COMPANY ACT

Certificate

355819

Canada
Province of British Columbia

I Hereby Certify *that* NORMINE RESOURCES LTD., which was incorporated on the fourth day of November, 1982, under Certificate No. 256424 and AMIR MINES LTD., which was incorporated on the sixteenth day of November, 1982, under Certificate No. 256779 and BEMA INTERNATIONAL RESOURCES INC., which was incorporated on the thirteenth day of January, 1986, under Certificate No. 302913, are this day amalgamated pursuant to the Company Act as one company with the name BEMA GOLD CORPORATION

Given *under my hand and seal of office at Victoria, B.C., this* 5th *day of* December*, one thousand nine hundred and* eighty-eight

Assistant Deputy *Registrar of Companies.*

H-489 FIN 730 (87/9)

ok file

SUPREME COURT OF BRITISH COLUMBIA SEAL VANCOUVER REGISTRY

SUPREME COURT OF BRITISH COLUMBIA SEAL VANCOUVER REGISTRY

No. A883489
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE COMPANY ACT
R.S.B.C. 1979, CHAPTER 59 (AS AMENDED)

AND

IN THE MATTER OF THE AMALGAMATION OF
AMIR MINES LTD, NORMINE RESOURCES LTD.
AND BEMA INTERNATIONAL RESOURCES INC.

AMIR MINES LTD.
1000 - 609 West Hastings Street
Vancouver, British Columbia

NORMINE RESOURCES LTD.
1000 - 609 West Hastings Street
Vancouver, British Columbia

AND

BEMA INTERNATIONAL RESOURCES INC.
1000 - 609 West Hastings Street
Vancouver, British Columbia

BRITISH COLUMBIA $100.00

O R D E R

BEFORE THE HONOURABLE JUDGE BOYLE, A LOCAL JUDGE OF THE SUPREME COURT	) WEDNESDAY, the 30th DAY))) OF NOVEMBER, 1988

UPON THE EX PARTE APPLICATION OF Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc. coming on for hearing the 30th day of November, 1988, AND UPON READING the Affidavit of Richard John Hargarave Barclay sworn the 29th day of November, 1988, and filed, AND UPON HEARING Jo[illegible] counsel for the Petitioners herein;

FILED AND REGISTERED
12.1.88 Ao179
DEC 5 1988
REGISTRAR OF COMPANIES

THIS COURT ORDERS pursuant to Section 273 of the Company Act, and having regard to the rights and interests of every person affected and the fairness of the terms and conditions of the amalgamation, that the amalgamation of Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc. under the name Bema Gold Corporation in accordance with the terms of the Amalgamation Agreement entered into between the Petitioners dated the 7th day of October, 1988, a copy of which is annexed hereto, be and the same is hereby approved; such amalgamation to be effective on the day on which the documents required under Section 274 of the Company Act are delivered to the Registrar of Companies.

THIS COURT FURTHER ORDERS that service of the Petition herein upon the creditors and members of the said amalgamating companies be, and is hereby, dispensed with.

BY THE COURT

DISTRICT REGISTRAR

ENTERED
NOV 30 1988
VANCOUVER
REGISTRY
VOL. 114 FOL. 98

Certified a true copy according to the records of the Supreme Court
this 30 day of November 1988

Authorized Signing Officer

Certified a true copy of an originally executed document this 30th day of November 19 90.

Solicitor/President/Secretary

AMALGAMATION AGREEMENT

THIS AGREEMENT made the 7th day of October, 1988

AMONG:

AMIR MINES LTD., a company incorporated under the laws of the Province of British Columbia

("Amir")

AND:

NORMINE RESOURCES LTD., a company incorporated under the laws of the Province of British Columbia

("Normine")

AND:

BEMA INTERNATIONAL RESOURCES INC., a company incorporated under the laws of the Province of British Columbia

("Bema")

WHEREAS:

(A) Amir is a reporting issuer, the common shares of which are listed for trading on The Toronto Stock Exchange and the Vancouver Stock Exchange;

(B) Normine is a reporting issuer, the common shares of which are listed for trading on the Vancouver Stock Exchange;

(C) Bema is a reporting issuer, the common shares of which are listed for trading on the Vancouver Stock Exchange;

(D) The authorized capital of Amir consists of 10,000,000 common shares without par value of which 6,333,664 common shares without par value are issued and outstanding as fully paid and non-assessable;

(E) The authorized capital of Normine consists of 10,000,000 common shares without par value of which 6,187,911 common shares without par value are issued and outstanding as fully paid and non-assessable;

FILED AND REGISTERED

DEC 5 1988

REGISTRAR OF COMPANIES

(F) The authorized capital of Bema consists of 20,000,000 common shares without par value of which 10,464,470 common shares without par value are issued and outstanding as fully paid and non-assessable;

(G) Amir, Normine and Bema wish to carry out the Amalgamation on the basis hereinafter set forth; and

(H) The parties intend to complete the Amalgamation by way of the statutory amalgamation of Amir, Normine and Bema pursuant to and in accordance with the Company Act following which Amir, Normine and Bema will continue as Amalco under the name of "Bema Gold Corporation";

NOW THEREFORE THIS AGREEMENT WITNESSES AS FOLLOWS:

ARTICLE ONE

Definitions

1.01 In this Agreement:

(a) "Agreement" means this Amalgamation Agreement;

(b) "Amalco" means the continuing company constituted upon the Amalgamation;

(c) "Amalco Shares" means the common shares without par value in the capital of Amalco having the attributes set out in the Articles;

(d) "Amalgamating Companies" means Amir, Normine and Bema;

(e) "Amalgamation" means the amalgamation of Amir, Normine and Bema as contemplated by this Agreement;

(f) "Amir Meeting" means the extraordinary general meeting of holders of Amir Shares to be held on or about November 22, 1988 to consider a special resolution approving this Agreement;

(g) "Amir Shares" means the common shares without par value in the capital of Amir;

(h) "Articles" means the articles of Amalco referred to in Article 3 of this Agreement;

(i) "Bema Meeting" means the extraordinary meeting of holders of Bema Shares to be held on or about November 22, 1988 to consider a special resolution approving this Agreement;

(j) "Bema Shares" means the common shares without par value in the capital of Bema;

(k) "Circular" means the joint management information circular of Amir, Normine and Bema dated October 7, 1988 and prepared in connection with the solicitation of proxies for use at the Meetings;

(l) "Company Act" means the Company Act (British Columbia), as amended from time to time;

(m) "Dissenting Member" means a holder of Amir Shares, Normine Shares or Bema Shares who, being entitled to do so, gives notice of dissent pursuant to paragraph 231(1)(a) of the Company Act with respect to the separate resolutions at the Meetings approving this Agreement;

(n) "Effective Date" means the date of the Amalgamation set forth in the certificate of amalgamation issued by the Registrar under and pursuant to the Company Act giving effect to the Amalgamation;

(o) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date.

(p) "Meetings" means the Amir Meeting, the Normine Meeting and the Bema Meeting;

(q) "Normine Meeting" means the extraordinary general meeting of holders of Normine Shares to be held on or about November 22, 1988 to consider a special resolution approving this Agreement;

(r) "Normine Shares" means the common shares without par value in the capital of Normine;

(s) "Order" means the Order of the Supreme Court of British Columbia approving the Amalgamation;

(t) "Registrar" means the Registrar of Companies under the Company Act;

1.02 Unless the context otherwise requires, words and phrases used herein that are defined in the Company Act shall have the same meaning herein as in the Company Act.

ARTICLE TWO

Amalgamation

2.01 The Amalgamating Companies will amalgamate and continue as one company pursuant to Division (4) of Part 8 of the Company Act on the terms and conditions set forth in this Agreement.

2.02 This Agreement must be adopted by each of the Amalgamating Companies in the manner prescribed by section 272(4) of the Company Act.

2.03 The Memorandum and Articles of Amalco will be in the respective forms set forth in Schedule "1" hereto, which forms have been approved by the Registrar pursuant to section 272 of the Company Act.

2.04 Upon the adoption of the provisions of this Agreement by members of each of Amir, Normine and Bema in accordance with the provisions of the Company Act, and the satisfaction, to the extent not waived, of all the conditions of this Agreement, Amir, Normine and Bema will, by their joint application, apply to the Supreme Court of British Columbia for the Order.

2.05 Promptly after issuance of the Order, the Amalgamating Companies will file with the Registrar the documents required to be filed with the Registrar under section 274 of the Company Act.

ARTICLE THREE

Amalgamated Corporation

3.01 The name of Amalco will be "Bema Gold Corporation".

3.02 There shall be no restriction on the business which Amalco is authorized to carry on.

3.03 The registered and records office of Amalco will be 2500 Three Bentall Centre, 595 Burrard Street, P.O. Box 49200, Vancouver, British Columbia, V7X 1L1.

3.04 The authorized capital of Amalco will consist of 100,000,000 common shares without par value.

3.05 There shall be no restrictions on the transfer of Amalco Shares.

3.06 The board of directors of Amalco will, until changed in accordance with the Company Act, consist of eight directors.

3.07 The first directors of Amalco, who shall hold office until the first annual meeting of Amalco or until their successors are duly elected or appointed, shall be the persons whose names and addresses appear below:

Directors	Residence	Occupation
Clive Thomas Johnson	3521 West 29th Avenue Vancouver, B.C. V6S 1T2	Mining Executive
Ian Derek Johnson	2413 West 1st Avenue Vancouver, B.C. V6K 1G5	Mining Executive
Richard John Hargrave Barclay	13506 32nd Avenue White Rock, B.C. V4A 2S6	Mining Executive
Michael John Beley	8071 197th Street Langley, B.C. V3A 4P7	Geologist/ Mining Executive
Gary Dale Nordin	1086 Lodge Road North Vancouver, B.C. V7R 1W8	Geologist/ Mining Executive
Anthony Joseph Williams	Tackhouse, Ridgeway Gardens, Horsell Surrey, G42 4RS England	Consulting Economic Geologist
Dr. Barry Donald Rayment	2245 Hunter Lake Drive Reno, Nevada U.S.A. 89509	Operations Manager
Erwin Joseph Haas	Eugen Huberstrasse 7, 8048 Zurich, Switzerland	Portfolio Manager

3.08 The officers of Amalco, until changed or added to by the directors, shall be as follows:

Name	Office
Clive Thomas Johnson	President and Chief Operating Officer

Name	Office
Michael John Beley	Vice-President
Ian Derek Johnson	Chairman and Chief Executive Officer
Richard John H. Barclay	Chief Financial Officer and Secretary
Gary Dale Nordin	Vice-President, Minerals

3.09 The auditors of Amalco, until the first annual meeting of shareholders, shall be Touche Ross & Co. unless they resign or are removed in accordance with the Company Act.

3.10 From the Effective Date, Amalco will be seized of and hold and possess all the property, rights and interests and be subject to all the debts, liabilities and obligations of each of the Amalgamating Companies, including any obligations to Dissenting Members under section 231 of the Company Act, and each member of each Amalgamating Company will be bound by the terms of this Agreement.

3.11 The rights of creditors against the property, rights and interests of each Amalgamating Company and all liens upon its properties, rights and interests will be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of each Amalgamating Company will from then forward attach to Amalco and may be enforced by and against it.

3.12 No action or proceeding by or against the Amalgamating Companies or any of them will abate or be affected by the Amalgamation, but for the purposes of such action or proceeding Amalco will be deemed substituted for the Amalgamating Company involved.

3.13 The first annual general meeting of Amalco will be held in June of 1989.

ARTICLE FOUR

Manner of Conversion of Shares

4.01 On the Effective Date the issued and outstanding Amir Shares, Normine Shares and Bema Shares will be exchanged for fully paid and non-assessable Amalco Shares as follows:

(a) each issued and outstanding Amir Share will be exchanged for one fully paid and non-assessable Amalco Share;

(b) each issued and outstanding Normine Share will be exchanged for one-half of one fully paid and non-assessable Amalco Share;

(c) each issued and outstanding Bema Share will be exchanged for one fully paid and non-assessable Amalco Share;

4.02 On the Effective Date the Amir Shares then owned by Normine, the Amir and Normine shares then owned by Bema and the Normine Shares then owned by Amir will be cancelled without any repayment of capital in respect thereof.

4.03 On the Effective Date the unissued Amir Shares, the unissued Normine Shares and the unissued Bema shares will be cancelled.

ARTICLE FIVE

Share Certificates and Fractional Shares

5.01 Forthwith after the Effective Date, certificates for Amalco Shares will be issued to members of the Amalgamating Companies in accordance with the provisions of Section 4.01 hereof against deposit of their certificates representing shares of the Amalgamating Companies with Yorkshire Trust Company, at its principal office in Vancouver, Canada, or in the case of Amir, with Guaranty Trust Company of Canada, at its principal office in Toronto, Canada.

5.02 Fractional common shares of Amalco will not be issued. Former holders of Normine Shares who would otherwise be entitled to receive a fraction of a common share of Amalco pursuant to this Agreement shall receive a cash payment from Amalco for such fractional share interest on the basis that one common share of Amalco has a value equal to the simple average of the closing prices for Amalco Shares on The Toronto Stock Exchange for the first five days upon which such shares are traded on The Toronto Stock Exchange. Payments for fractional share interests shall be made in Canadian funds to all shareholders other than United States shareholders. Payment to United States shareholders for fractional share interests shall be made in United States funds converted from Canadian dollars using the buying rate of the Bank of Montreal in Vancouver on the date of payment.

ARTICLE SIX

WARRANTIES, REPRESENTATIONS, COVENANTS AND CONDITIONS PRECEDENT

6.01 Each of the Amalgamating Companies represents and warrants as follows:

(a) each of the Amalgamating Companies is a company duly organized and validly existing under the laws of the Province of British Columbia and has the corporate power to own or lease its property and assets and to carry on its business as conducted by it and is duly licensed or qualified to do business in each jurisdiction in which the character of the property and assets now owned by it or the nature of the business now conducted by it requires it to be so licensed or qualified and has filed all returns required to be filed and paid all fees and taxes required to be paid by it to maintain each such license or qualification and has the corporate power to enter this Agreement and perform its obligations hereunder;

(b) the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of and compliance with the terms and provisions hereof do not and will not

(i) violate any provision of law or administrative regulation or any judicial or administrative order, judgment or decree applicable to it; or

(ii) conflict with any of the terms, conditions or provisions of its Memorandum or Articles; and

(c) the execution and delivery of this Agreement has been duly approved by its board of directors and, subject to the requirement that the Amalgamation cannot be effective without approval at the Meetings, satisfaction or waiver of each condition contained herein and the issue of the Order, this Agreement constitutes a valid and binding obligation of it enforceable against it in accordance with its terms.

6.02 Each of the Amalgamating Companies covenants and agrees with the other that between the date hereof and the Effective Date, it will

(a) not declare or pay any dividends or make any distribution of its properties or assets to its shareholders or issue any additional shares in its capital or purchase or retire any of its common shares without the consent of the other Amalgamating Companies;

(b) not merge into or with, consolidate with, or sell all or any substantial part of its assets to any other corporation or person or perform any act or enter into any transaction or negotiation that might interfere or be inconsistent with the consummation of the transaction hereby contemplated or that would render inaccurate any of the representations and warranties set forth in Section 7.0 if such representations and warranties were made on a date after such act or transaction and all references to the date of this Agreement were deemed to be to such later date;

(c) not alter or amend, in any way, its Memorandum or Articles as the same exist at the date of this Agreement;

(d) use all reasonable efforts to obtain all necessary consents or amendments to, or assignments, waivers or terminations of, any instruments and take such other measures as may be appropriate,

(i) to fulfill its obligations under and to carry out the transactions contemplated by this Agreement; or

(ii) if failure to do so would

(A) have the effect of imposing restrictions or obligations on Amalco greater than those imposed immediately before the execution hereof upon the Amalgamating Company, its subsidiaries or any partnership or joint venture in which it is a partner or joint venturer, or

(B) give a third party, as a result of the transactions contemplated in this Agreement, a right to terminate any material agreement, lease or other instrument to which it, any of its subsidiaries or any such partnership or joint venture is a party or to purchase any of their respective assets, or

(C) result in the creation of a lien, charge or encumbrance upon any of its assets or any of its subsidiaries;

(f) convene the Meeting within 60 days of the date hereof and solicit proxies to be voted at the Meetings in favour of the approval of this Agreement and the transactions contemplated hereby; and

(g) ensure that the Circular and all accompanying materials to be distributed in connection with the solicitation of such proxies shall comply as to form and substance with all the requirements of all applicable securities laws and that the information contained therein is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

6.03 The respective obligations of the parties hereby to consummate the transactions contemplated by this Agreement are subject to fulfillment of the following conditions:

(a) this Agreement and the transactions contemplated hereby, including in particular the Amalgamation shall have been approved by the holders of the common shares at the Meeting in accordance with the provisions of the Company Act and any applicable directions of the Court;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

(c) all necessary regulatory and judicial rulings or orders shall have been obtained and all filings with regulatory authorities (other than those in respect to which default in filing will not subject Amalco to material adverse consequences) required to be made before the Effective Date shall have been made;

(d) all material consents, waivers, orders, regulations and approvals, including regulatory and judicial approvals and orders, that are required, necessary or desirable for the completion of the Amalgamation will have been obtained or received from the persons, authorities or bodies having jurisdiction, including without limitation, those that may be necessary or desirable pursuant to the Securities Act (British Columbia) and the applicable securities legislation of the other provinces or territories of Canada or the United States of America and certain leases, loan agreements and similar agreements; provided, however, that those non-governmental third-party consents which if not

obtained would not have a material effect in the aggregate on it and its subsidiaries on a consolidated basis need not have been obtained or received; and

(e) none of the consents, orders, regulations or approvals required in connection with the Amalgamation shall contain any term or condition or require any undertaking or security that is considered unsatisfactory or unacceptable to any Amalgamating Company.

ARTICLE SEVEN

General

7.01 This Agreement will be construed in accordance with and the rights of the parties hereto will be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.02 The division of this Agreement into sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

7.03 The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular section, subsection or other portion hereof and including any agreement or instrument supplementary or ancillary hereto.

7.04 Words importing the singular will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa.

7.05 If any date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is to be taken, such action will be required to be taking on the next succeeding day that is a business day in that place.

7.06 All notices which may or are required to be given pursuant to any provision of this Agreement will be given or made in writing and will be served personally or mailed by prepaid registered mail, with a copy simultaneously sent by facsimile transmission, and addressed to the party at P.O. Box 9, 1000 - 609 West Hastings Street, Vancouver, British Columbia, V6B 4W4, Attention: President, Fax No. (604) 681-6209.

7.07 This Agreement may be amended by written agreement of the parties hereto without further authorization on the part of their respective shareholders.

7.08 Notwithstanding any other provision hereof, this Agreement may, prior to the issuance of a certificate of amalgamation in respect of the Amalgamation, be terminated by the board of directors of Amir, Normine or Bema, notwithstanding approval of the Agreement by the shareholders of all or any of the Amalgamating Companies.

7.09 This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and to the holders from time to time of the Amalco Shares.

7.10 No party may assign its rights or obligations under this Agreement.

7.11 Each of the parties hereto shall pay its own legal and accounting expenses in connection with the preparation and execution of this Agreement and the transactions contemplated hereby or incidental hereto.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.

AMIR MINES LTD.

By: ______________________

By: ______________________

NORMINE RESOURCES LTD.

By: ______________________

By: ______________________

BEMA INTERNATIONAL RESOURCES INC.

By: ______________________

By: ______________________

APPROVED
REGISTRAR OF COMPANIES
OCT 5 1988

COMPANY ACT

MEMORANDUM

of

BEMA GOLD CORPORATION

I wish to be formed into a company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the Company is BEMA GOLD CORPORATION.

2. The authorized capital of the Company consists of 100,000,000 common shares without par value.

CMG/2529m

FILED AND REGISTERED

DEC 5 1988

REGISTRAR OF COMPANIES

"COMPANY ACT"

ARTICLES

OF

BEMA GOLD CORPORATION

TABLE OF CONTENTS

BRITISH COLUMBIA

"COMPANY ACT"

ARTICLES

OF

BEMA GOLD CORPORATION

PART 1 - DEFINITIONS AND CONSTRUCTION

1.01 In these Articles, except as the context otherwise requires,

(a) "board" means the board of directors for the time being of the Company,

(b) "Company Act" means the Company Act (British Columbia) and regulations thereunder from time to time in force,

(c) "registered address" of

(i) a member means the address of the member as recorded in the Company's register of members, and

(ii) a director means the address of the director as recorded in the Company's register of directors,

(d) words or expressions contained in these Articles bear the same meaning as in the Company Act or any statutory modification thereof in force on the date on which these Articles come into effect,

(e) expressions referring to writing include printing, typewriting, lithography, photography and any other means of presenting language in visible and lasting form, and

(f) words importing the singular include the plural and vice versa, words importing a male person include a female, and words importing an individual include a corporation.

1.02 To the extent there is any conflict between any provision of these Articles and the Memorandum or the [Company Act, these] Articles will be deemed amended as necessary to conform with the Memorandum and the Act.

1.03 If any provision of these Articles is in whole or in part void, illegal or invalid, the remaining provisions will be construed and take effect as if every provision or part thereof that so offends had been omitted.

PART 2 - SHARE CAPITAL

2.01 The Company may allot and issue its shares at such times, in such manner and to such persons, or class of persons, as the directors determine.

2.02 The board will determine the price or consideration at or for which the shares are to be allotted and issued.

2.03 The Company may by resolution of the board purchase any of its issued shares.

2.04 The Company may by ordinary resolution alter the Memorandum to increase its authorized capital by

(a) creating shares with par value or shares without par value or both,

(b) increasing the number of shares of any class with par value or shares of any class without par value or both, or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

2.05 The Company may, to the extent permitted by law, pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for shares in the capital of the Company.

PART 3 - REGISTRATION OF MEMBERS AND SHARE CERTIFICATES

3.01 Except as these Articles otherwise provide, the Company and its directors, officers and agents may treat the registered holder of a share as the absolute owner thereof, and will not, except as required by statute or as ordered by a court of competent jurisdiction, be bound to recognize, even when having notice thereof, any claim to, interest in, or right in respect of such share on the part of any other person.

3.02 A share held in the names of two or more persons will be deemed to be held jointly.

3.03 Except in the case of the personal representatives of, or trustees of the estate of, a deceased member, the Company may refuse to register more than three persons as joint holders of a share.

3.04 A share certificate may be delivered to a member entitled thereto by mailing it by prepaid registered post in the manner provided in these Articles for the giving of notices, or otherwise as directed by the member in writing, and neither the Company nor its transfer agent will be liable for any loss occasioned to a member or person claiming through a member by reason that a share certificate so mailed or so otherwise sent is not received by the addressee.

3.05 A certificate for a share registered in the names of two or more persons may be delivered to or as directed by any one of them.

PART 4 - TRANSFER AND TRANSMISSION OF SHARES AND DEBENTURES

4.01 For the purpose of countersigning, issuing, registering, transferring, cancelling and certifying the shares and share certificates of the Company, the Company may appoint

(a) a registrar,

(b) one or more transfer agents, one of whom may be the registrar, and

(c) one or more branch transfer agencies and securities registrars both in and outside British Columbia.

4.02 For the purpose of these Articles "instrument of transfer" means

(a) such form of transfer as may appear on the back of the share certificate evidencing the share proposed to be transferred, or

(b) such form of separate transfer document as may from time to time be in general use.

4.03 In order to effect a transfer of a share

(a) an instrument of transfer must be executed by the registered holder of the share, or his attorney duly authorized in writing,

(b) the execution of the instrument of transfer and any acknowledgment must be attested and validated as in either case the board from time to time reasonably requires, and

(c) the certificate evidencing the share to be transferred, the instrument of transfer and the acknowledgment, if required, must be delivered to the Company's transfer agent or, if the Company has no transfer agent, to the records office of the Company.

4.04 There must be a separate instrument of transfer for each class of shares proposed to be transferred.

4.05 When the transfer agent or the Company receives for the purpose of a proposed share transfer a duly executed instrument of transfer, the Company and its directors, officers and agents, will

(a) where the instrument of transfer designates the transferee, or

(b) where the instrument of transfer was executed and is delivered in blank, and the person by or on whose behalf the instrument of transfer is delivered designates in writing a transferee,

be entitled to treat the person so designated as the beneficial owner of

(c) if the instrument of transfer is endorsed on a share certificate, the number of shares evidenced by the certificate or such lesser number as may be specified in the instrument of transfer, or

(d) if the instrument of transfer is not so endorsed, such number of shares registered in the name of the transferor as are evidenced by every unendorsed certificate deposited with the Company or its transfer agent for the purpose of the transfer, or such lesser number as may be specified in the instrument of transfer.

and upon compliance with, and subject to all other provisions of these Articles, the Company will cause the name of the proposed transferee to be entered in the register of members of the Company as holder of each such share.

4.06 A share may be registered in the name of a person as executor, administrator, guardian, committee, curator or trustee of, or otherwise as fiduciary for, a named person, trust or estate, and

(a) where application is made to issue or transfer a share to a fiduciary, the Company will not be obligated to enquire into the authority of the fiduciary, who will be presumed, as against the Company, to be acting in accordance with his authority unless, in the case of a transfer of a share, the transfer proposed is from the person whose estate or interest is sought to be represented,

(b) in the case of a transfer by a fiduciary, including a transfer by a fiduciary to himself, the Company will not be obligated to enquire into the authority of the fiduciary or the propriety of the transaction or to ascertain whether the fiduciary continues to occupy his office at the time of transfer,

(c) in all cases the Company will be entitled to act on an order of a court of record, wherever constituted or having jurisdiction, in proceedings to which the registered holder appears from the order to have been subject, directing a vesting or declaring the ownership of shares, as evidenced by a copy of the order of the court certified as such in accordance with the practice of the court,

(d) any grant of letters probate or letters of administration or order appointing a trustee, guardian, committee, curator or directing a vesting or declaring the ownership of shares, dated not more than one year before the date on which a copy of the grant or order, certified in accordance with the practice of the authority issuing the grant or order, is received by the Company or its transfer agent, will be deemed to be in full force and effect and not to have been amended, revoked or reversed, unless and until there is delivered to the transfer agent of the Company or, if the Company has no transfer agent, to the records office of the Company

(i) a certificate of a court of record appearing to have the required jurisdiction, certified in

accordance with the practice of such court, that proceedings have been commenced by way of appeal or otherwise to amend, revoke or reserve the grant or order, or

(ii) a copy of an order of a court of record appearing to have the necessary jurisdiction certified as aforesaid, by which the earlier grant or order is amended, revoked or reversed, and

(e) any certificate of a court of record, certified as aforesaid, and delivered to the transfer agent of the Company or, if the Company has no transfer agent, to the records office of the Company, to the effect that any grant or order of that court of the nature described in paragraph (d) remains in full force and effect, and has not been amended, revoked or reversed and that there is not outstanding with respect to the grant or order any proceeding of the nature referred to in subparagraph (d)(i), will create the same presumption as to the validity of the grant or order as though the grant or order bore the same date as the certificate.

4.07 The Company or its registrar or transfer agent may refuse to recognize the transfer of a share to an infant, bankrupt or person suffering mental infirmity.

4.08 Where a transfer of a share is completed by registration in the register of members of the Company, the instrument of transfer and any accompanying acknowledgment will be retained by the Company or its transfer agent but where the Company declines to complete a proposed transfer of a share the instrument of transfer, share certificate and other documentation deposited for the purpose of the transfer will, on demand, be returned to the person depositing the same, or other person entitled thereto.

4.09 There must be paid to the Company or its transfer agent in respect of the registration of any transfer or transmission such fee as the board determines.

4.10 The personal representative of a deceased member (not being one of several joint holders) will be the only person recognized by the Company as having any title to a share registered in the name of the deceased.

4.11 On the death of one of joint registered holders of a share, the survivor or survivors will be the only person or

persons recognized by the Company as having any title to or interest in the share.

4.12 The Company may, if authorized by a debenture or any trust indenture pursuant to which a registered debenture has been issued, cause to be kept one or more branch registers of its debenture holders.

PART 5 - GENERAL MEETINGS

5.01 General meetings of the Company will be held at such times and places, in accordance with the Company Act and these Articles as the board determines.

5.02 Notice of a meeting is sufficient if it specifies the place, the day and the hour of the meeting and the general nature of any business to be considered at the meeting.

5.03 The accidental omission to give notice of a general meeting to, or the non-receipt of such notice by, any of the persons entitled to receive the notice will not invalidate any proceedings of that meeting or any meeting adjourned therefrom.

5.04 The quorum for the transaction of business at a general meeting is two individuals present at the commencement of the meeting holding or representing by proxy the holder or holders of shares carrying not less than one-tenth of the votes eligible to be cast at the meeting.

5.05 Unless a quorum is present at the commencement of a general meeting, no business may be transacted other than the selection of the chairman and the adjournment or termination of the meeting.

5.06 If by half an hour after the time appointed for a general meeting a quorum is not present, the meeting, if convened upon requisition, will be terminated, and in any other case will stand adjourned to the same day in the next week at the same time and place, or to such later date, other time or other place as the chairman specifies on the adjournment, and if at the adjourned meeting a quorum is not present by half an hour after the time appointed for the meeting, the meeting will then terminate.

5.07 The chairman of a general meeting will be

(a) the chairman of the board, if any, or

(b) if there is no such chairman or if he is absent or unwilling to act, the president, or

(c) so failing the president, a director present chosen by the directors present, or

(d) if no such director is chosen and willing to act, any individual present as a member, proxyholder, or representative of a corporate member who is chosen by the individuals so present.

5.08 The chairman may, with the consent of the meeting at which a quorum is present, and will in pursuance of a resolution to that effect, adjourn the meeting from time to time and from place to place, but no business will be transacted at an adjourned meeting other than the business left unfinished at the meeting from which the adjournment takes place.

5.09 No notice need be given of an adjournment or of the business to be conducted at an adjourned meeting unless the meeting is adjourned for more than 31 days, in which case not less than 10 days' notice of the adjourned meeting must be given.

5.10 The chairman of a meeting of members will have regard to accepted rules of parliamentary procedure, except that

(a) the chairman will have absolute authority over matters of procedure and there will be no appeal from his ruling, but if the chairman deems it advisable to dispense with the rules of parliamentary procedure at any general meeting or part thereof, he must so state and must state clearly the rules under which the meeting or the appropriate part thereof will be conducted,

(b) any dispute as to the admission or rejection of a vote will be determined by the chairman and his determination will be final and conclusive,

(c) if, in the bona fide opinion of the chairman, disorder arises that prevents continuation of the business of the meeting, the chairman may quit the chair and announce the adjournment of the meeting, and upon his so doing, the

general meeting is, notwithstanding Article 5.08, immediately adjourned,

(d) the chairman may require anyone to leave the meeting who is not a registered member entitled to vote at the meeting or a proxyholder for or corporate representative of such a member,

(e) a resolution or motion will be considered for vote only if proposed by a member, proxyholder or representative of a corporate member and (except for a nomination for election of directors or appointment of auditors) seconded by a member, proxyholder, or representative other than the person who proposed the resolution or motion.

5.11 The Company may from time to time by ordinary resolution adopt any Rules of Order which will, in so far as not inconsistent with the Company Act or these Articles, govern the conduct of general meetings.

PART 6 - VOTING AT GENERAL MEETINGS

6.01 A member entitled to vote at a general meeting, including a member that is a corporation, may, by means of a proxy, appoint a proxyholder and such proxyholder will be entitled to attend, speak, act and vote on a show of hands and on a poll for the member and on his behalf at the meeting subject only to any limitation imposed on the authority of the proxyholder by the proxy.

6.02 A proxy must be in writing, dated the date on which it is executed, must be executed by the member or his attorney authorized in writing or if the member is a corporation, by a duly authorized officer or attorney of the corporation and, if to apply to less than all the shares registered in the name of the member, must specify the number of shares to which it is to apply.

6.03 A proxyholder may be appointed to act for a member at every annual or other general meeting, or at one or more annual or other general meetings that may be held within such period of time from the date of the proxy, accordingly as the proxy specifies.

6.04 Notwithstanding Article 6.03, a proxy will cease to be valid one year after the date thereof.

6.05 A vote given in accordance with the terms of a proxy is not invalidated by the previous death, bankruptcy or mental infirmity of the member giving the proxy unless written notice of the death, bankruptcy or infirmity is received by the chairman before the declaration of the result of the vote.

6.06 The board may make regulations providing for the deposit of proxies at specified places and at specified times before meetings and adjourned meetings of the Company, and providing for particulars of such proxies to be cabled or telegraphed or sent in writing or by other form of written communication transmitted by electronic means before the meeting or adjourned meeting to the Company or to any agent of the Company appointed for the purpose of receiving such particulars, and providing that particulars so received will be as effective as though the proxies themselves were deposited.

6.07 A proxy may be revoked by an instrument in writing executed by the member or his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting or any adjournment thereof.

6.08 A proxy, other than one required by law to be in particular form, will be substantially in the following form:

(Company name)

The undersigned hereby appoints ____________________________ of ____________________ (or failing him____________________________ of ____________________) as proxyholder for the undersigned to attend, speak and vote for and on behalf of the undersigned in respect of all (or ________________) shares registered in the name of the undersigned at the general meeting of the Company to be held on the _____ day of _______________, 19__, and at any adjournment thereof.

Signed this ______ day of __________________, 19__.

____
(Signature of Member)

6.09 A corporation that is a member and is not a subsidiary of the Company may, by instrument under the hand of its duly authorized officer or attorney, appoint a representative who, until his appointment is in like manner terminated, will be entitled to attend meetings, act and vote, both on a show of hands and on a poll, either in person or by proxy, and otherwise exercise the rights of membership of the corporation appointing him and will, for all purposes in connection with any meeting of the Company other than the giving of notice, be reckoned as a member holding the shares registered in the name of such corporation.

6.10 Any one of the joint holders of a share may vote in respect of the share at a general meeting, either personally or by proxyholder or corporate representative, as if he were solely entitled thereto, and if more than one of the joint holders is present or represented by proxyholder or corporate representative that one of them whose name appears first on the register of members in respect of the share, or his proxyholder or representative, will alone be entitled to vote in respect thereof.

6.11 A proxy that purports to represent more shares than are registered in the name of the member who gave it will be deemed to represent the number of shares of which the member is the registered holder.

6.12 More than one proxy may be deposited representing shares held by a member, but if such proxies represent more shares in total than are registered in the name of the member, each such proxy that represents a number of shares that, when added to the total shares represented by those of such unrevoked proxies that bear the same or a later date, totals more than the number of shares registered in the name of the member will be deemed invalid.

6.13 A member for whom a committee has been duly appointed may vote, whether on a show of hands or on a poll, by his committee and the committee may appoint a proxyholder.

6.14 A poll demanded on the election of a chairman or on a question of adjournment will be taken forthwith and without an intervening adjournment.

6.15 The demand for a poll and the carrying out of a poll will not, unless the chairman so rules, prevent the continuance of a meeting for the transaction of business other than that on which the poll is demanded.

6.16 On a poll a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

6.17 Except as otherwise required by these Articles, by the Company Act, or by other applicable law, a question arising at a meeting of members will be decided on a motion by a majority of the votes cast.

6.18 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman may exercise a casting vote in addition to any other vote that he may have exercised.

6.19 The chairman may move, propose or second a resolution.

PART 7 - DIRECTORS

7.01 The number of directors to be elected by the members will be such number, being not less than the minimum number required under the Company Act, as is from time to time determined by ordinary resolution at an annual general meeting or by special resolution.

7.02 At each annual general meeting of the Company directors will be elected to hold office commencing at the termination, or earlier adjournment, of the meeting at which they are elected.

7.03 If the number of eligible persons nominated for election as directors is equal to or less than the number of directors to be elected, no vote will be required and those nominated will be deemed elected by acclamation.

7.04 A retiring director is eligible for re-election.

7.05 The office of a director will terminate

(a) on his death or resignation,

(b) on his removal from office as provided in the Company Act,

(c) on his ceasing to be qualified as a director under the Company Act, or

(d) on the adjournment or termination of an annual general meeting at which a director is elected, but at which he is not elected.

7.06 The board may appoint any individual qualified to act as a director to the board to fill any casual vacancy in the board.

7.07 A vacancy resulting from an increase in the number of directors will be deemed not to be a casual vacancy unless, but will be deemed to be a casual vacancy if, the vacancy is not filled by the shareholders at the meeting at which the increase is authorized.

7.08 Any vacancy on the board that has not been filled by an appointment made by the board may be filled by an appointment made by ordinary resolution.

7.09 The board may, between annual general meetings, appoint one or more additional directors of the Company, but the number of additional directors may not at any time exceed one-third of the number of directors elected or appointed at the last annual general meeting of the Company.

7.10 A person who is not a member who becomes a director is deemed to have agreed to be bound by the provisions of these Articles to the same extent as a member.

7.11 A director will be paid such reasonable travelling, lodging, subsistence and other expenses as he incurs in or about the business of the Company.

7.12 The remuneration of the directors may from time to time be fixed by the board subject to any limitation established by ordinary resolution and may, in the case of a director who is also an officer or employee of the Company, be in addition to any remuneration to which he is entitled as such officer or employee.

7.13 If a director performs any professional or other service for the Company that, in the opinion of the board, is outside the ordinary duties of a director, or if he is otherwise specially occupied in or about the Company's business, he may be paid a special remuneration to be fixed by the board or, at the option of the director, by the Company in general meeting.

7.14 Remuneration of a director payable on a periodic basis will be deemed to accrue from day to day.

7.15 Except as restricted by ordinary resolution, the board may cause the Company to pay a gratuity, pension or allowance on retirement to any director who has held any salaried office

or place of profit with the Company, or to his widow or dependents, and may make contributions to any fund for, and pay premiums for the purchase or provision of, any such gratuity, pension or allowance.

7.16 A director (in this Part called "appointor") may appoint another director as his alternate director.

7.17 An appointment of an alternate will not be effective until an instrument in writing signed by the appointor, or a telegram, telex, cable or other form of written communication transmitted by electronic means dispatched by the appointor, declaring the appointment, is received by the Company.

7.18 An appointor may revoke an appointment of his alternate by notice in writing, telegram, telex or by cable delivered to the Company or other form of written communication transmitted by electronic means to the Company.

7.19 The appointment of an alternate terminates if the appointor or the alternate ceases to be a director.

7.20 A director may act as alternate for more than one director and will be entitled at a meeting of the board to cast one vote for each director for whom he is the alternate in addition to the vote to which he is entitled as a director in his own right.

7.21 Unless otherwise determined by the board, an alternate will be counted as representing his appointor in determining whether a quorum is present.

7.22 The directors may meet together at such places and adjourn and otherwise regulate their meetings and proceedings as they see fit.

7.23 A director may at any time, and the secretary upon the request of the director will, convene a meeting of the board.

7.24 Notice of a meeting of the board must be given to each director at least two days before the time fixed for the meeting or by other form of written communication transmitted by electronic means if a majority of the directors reside within a 75 mile radius of the location where the meeting is to be held, and in any other case notice must be given at least four days before the time fixed for the meeting or in either case by such lesser period of time before the meeting as is reasonable in the circumstances.

7.25 Notice may be given

(a) orally, personally or by telephone,

(b) in writing, personally or by delivery through the post, or telegraph or by other form of written communication transmitted by electronic means, or

(c) by any other means of communication in common usage.

7.26 When notice of a meeting of the board is given to a director other than orally, it must be addressed to him at his registered address, or to another address at the request of the director, if the director confirms actual receipt of such notice.

7.27 No notice need be given to a director of a meeting of the board at which he is appointed or which immediately follows a general meeting at which he is elected or appointed.

7.28 The board may act notwithstanding any vacancy in its body, so long as the number of directors in office is not reduced below the number fixed as the quorum of the board.

7.29 The board may from time to time fix the quorum necessary for the transaction of business and until so fixed the quorum will be a majority of the number determined under Article 7.01.

7.30 The chairman of the board, if any, or in his absence or if there is no chairman of the board, the president, will be chairman of each meeting of the board, but if at any meeting neither the chairman of the board nor the president is, within fifteen minutes after the time appointed for holding the meeting, present and willing to act, the directors present may choose one of their number to be chairman of the meeting.

7.31 A meeting of directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the board generally.

7.32 A resolution of the board may be passed without an actual meeting of the board if the resolution is consented to in writing by all the directors.

7.33 Every resolution of the board consented to in writing will be filed with the minutes of the proceedings of the board, may be in two or more counterparts which together will be deemed to constitute one resolution in writing and will be deemed to have been passed on the later of

(a) date stated therein or on the latest date stated in any counterpart, and

(b) the date on which the last signature required is affixed thereto.

7.34 Questions arising at a meeting of the board will be decided by a majority of votes.

7.35 No resolution proposed at a meeting of the board need be seconded, and the chairman is entitled to move or propose a resolution.

7.36 In the case of an equality of votes, the chairman will not have a second or casting vote.

7.37 A director who is interested in a proposed contract or transaction or other business to be considered or conducted at a meeting of the board and who has disclosed his interest in accordance with the provisions of the Company Act will be counted in the quorum at any meeting of the board at which the proposed contract or transaction or such other business is considered, approved or otherwise acted upon.

7.38 All appointments of officers will be made upon such terms and conditions and at such remuneration, whether by way of salary, fee, commission, participation in profits, or otherwise, as the board determines, and every such appointment will be subject to termination at the pleasure of the board, but without prejudice to any right that may thereby arise under any contract.

7.39 The appointment of an officer will not terminate merely by reason that all or any of the members of the board by which he was appointed have ceased to be directors at an annual general meeting or otherwise, unless he has thereby ceased to hold the qualification for his office.

7.40 The board may exercise all such powers and do all such acts and things as the Company may exercise and do and that are not by these Articles or otherwise lawfully directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provision of these Articles and all laws affecting the Company and to any rules, not inconsistent with these Articles, made from time to time by the Company in general meeting; but no such rule will invalidate any prior act of the board that would have been valid if the rule had not been made.

PART I - COMMITTEES OF THE BOARD

8.01 The board may, on such terms as it sees fit, delegate any of its powers (except the power to fill vacancies on the board and the power to change the membership of or fill vacancies on any committee of the board) to one or more committees, each consisting of one or more directors, which will function in such manner as the board from time to time directs.

8.02 The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by a resolution in writing signed by all members of such committee who would have been entitled to vote on the resolution at a meeting of the committee.

8.03 Every resolution in writing of a committee may be in two or more counterparts which together will be deemed to constitute one resolution in writing, will be filed with the minutes of the proceedings of the committee and will be deemed to have been passed on the later of

(a) date stated therein or on the latest date stated in any counterpart, and

(b) the date on which the last signature required is affixed thereto.

8.04 Meetings of a committee may be held at any place in or outside of Canada.

8.05 Except as otherwise determined by the board, the number of directors forming a quorum for a committee will be a majority of the number of directors constituting the committee immediately after the last director was appointed thereto.

8.06 Questions arising at any meeting of a committee will be determined by a majority of the votes cast on the question, and in the case of an equality of votes the chairman of the meeting will not be entitled to a second or casting vote.

8.07 Except as otherwise determined by the board, each committee will meet and adjourn as it thinks proper and will have power to elect its chairman and to make rules for the conduct of its business.

8.08 Each committee will keep regular minutes of its transactions and will cause them to be recorded in books kept for that purpose, and will report the same to the board at such times as the board may from time to time require.

8.09 A committee may act notwithstanding any vacancy in its body, so long as the number of members of the committee in office is not reduced below the number fixed as the quorum for meetings of the committee.

8.10 The board will elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority will not be officers or employees of the Company or its affiliates.

8.11 The audit committee will review the annual audited financial statements of the Company before, and will comment thereon when, such statements are submitted to the board for its approval.

PART 9 - BORROWING AND MORTGAGING

9.01 The board may from time to time at its discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of such sum or the performance of any other obligation of the Company in such manner and upon such terms and conditions in all respects as the board thinks fit, and without limiting the generality of the foregoing, by the issue of bonds, debentures, or other instruments, or any mortgage or charge, whether specific or floating, or other security on the undertaking of the whole or any part of the property of the Company, both present and future, and by the pledging thereof.

9.02 The board may make any such bond, debenture, or other instrument, mortgage or charge, or any other security by its terms assignable free from any equity between the Company and the person to whom it is issued, or any other person who lawfully acquires the same by assignment, purchase or otherwise.

9.03 The board may authorize the issue of any such bond, debenture, or other instrument, mortgage, charge or other security at a discount, premium or otherwise, and with special or other rights or privileges as to, among other things, redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attendance at general meetings of the Company, and otherwise as the board determines at or before the time of issue.

PART 10 - SAFEGUARDING, INDEMNITY, ETC. OF DIRECTORS

10.01 A director of the Company may be or become a director, officer or shareholder of, or otherwise interested in, any corporation promoted by the Company or in which the Company is interested, as shareholder or otherwise, or any corporation that is a member of or otherwise interested in the Company, and will not be liable to account to the Company for any remuneration or other benefit received by him as a director or officer of, or from his interest in, such other corporation.

10.02 A director may hold any office or place of profit in the Company in conjunction with his directorship for such period and on such arrangement as to remuneration and otherwise as the board determines, and no director or proposed director is disqualified by that relationship from contracting with the Company either with regard to his tenure of such other office or place of profit, or as vendor, purchaser or otherwise, nor is a director so contracting or being so interested liable to account to the Company for any profit realized by any such arrangement or contract by reason only that the director holds that office or of the fiduciary relationship thereby established.

10.03 The Company will indemnify every person who is or was a director of the Company or is or was serving at the request of the Company as a director of another corporation of which the Company is or was a shareholder, and may to the extent that the board determines indemnify any person who is or was an officer, employee or agent of the Company or is or was serving at the request of the Company as the officer, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, and the heirs and personal representatives of any such person, against all costs, charges and expenses actually incurred by him, including an amount paid to settle or satisfy a judgment in a civil, criminal or administrative action or proceeding whether brought by the Company, by such other corporation, partnership, joint venture, trust or other enterprise, or by any other person, and whether or not he is made a party by reason of his having so been or having so served as a director, officer, employee or agent, if

(a) he acted honestly and in good faith with a view to the best interests of the Company or such other corporation, partnership, joint venture, trust or other enterprise, and

(b) in the case of a criminal or administrative action or proceeding, he had reasonable grounds for believing that his conduct was lawful,

and the Company may also indemnify any such person or any other person in such other circumstances and to such extent as the law allows.

10.04 No director and, to the extent approved by the directors, no officer, employee or agent for the time being of the Company, will be liable for the act, receipt, neglect or default of any other director, officer, employee or agent, or for joining in any receipt or act for the sake of conformity, or for any loss, damage or expense sustained or incurred by the Company through the insufficiency or deficiency of title to any property acquired for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Company are placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or wrongful act of any person, firm or corporation with whom or which any monies, securities or effects are lodged or deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his office or trust or in relation thereto, unless the same happens by or through his own wilful neglect or default.

10.05 The directors may rely on the accuracy of any statement of fact represented by an officer of the Company to be correct or on any statement in a written report of the auditor of the Company, and will not be liable for any loss or damage resulting from their authorizing payment of any dividend or otherwise acting or declining to act in good faith in reliance on any such statement.

10.06 The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or may be entitled to indemnification under Article 10.03 against any expense or liability from which he is or may be so entitled to be indemnified and may secure such right of indemnification by mortgage or other charge on all or any part of the real and personal property of the Company, and any action taken by the board under this Article will not require approval or confirmation by the members.

10.07 The provisions of this Part are applicable only to the extent permissible by law and to the extent that they do not duplicate any right, indemnity or reimbursement that the person relying thereon has, or has received or will receive, otherwise than under this Part.

PART 11 - EXECUTION OF DOCUMENTS

11.01 The board may adopt a common seal for the Company and may, from time to time, adopt a new common seal, and will provide for the safe custody of the common seal.

11.02 The Company may have an official seal for use in any other province, territory, state or country.

11.03 Neither the common seal nor an official seal will be impressed on any document or instrument except

(a) pursuant to the authorization of a resolution of the board, which authorization may extend to the sealing of a particular document or instrument, one or more documents and instruments meeting a description, or to all documents and instruments to be executed under seal, or

(b) by the secretary or an assistant secretary for the purpose of certifying copies of or extracts from the Memorandum or Articles of the Company, minutes of meetings or resolutions of the members or of the board or committees of the board or any instrument executed or issued by the Company.

11.04 The signature of any officer or director of the Company that is, by authority of the board, printed, lithographed, engraved or otherwise reproduced upon any instrument or document (including any negotiable instrument) to be signed, executed or issued by the Company or by any of its officers or directors, and any instrument or document on which the signature of any such person is so reproduced, will be as valid as if the signature had been affixed manually by such person, and will be so valid notwithstanding that, at the time of the issue or delivery of the instrument or document, the person whose signature is so reproduced is deceased, has ceased to hold the office giving rise to his authority or is otherwise incapacitated from personally signing such instrument or document.

11.05 To enable the common seal of the Company to be affixed to any instrument or document (including any negotiable instrument), whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with these Articles, printed, lithographed, engraved or otherwise reproduced there may be delivered to the person employed to engrave, lithograph or print such instrument or document one or more unmounted dies

reproducing the Company's seal and any two directors or officers of the Company may authorize such person to cause the Company's seal to be affixed to such instrument or document by the use of such dies.

PART 12 - DIVIDENDS

12.01 Except as otherwise provided by special rights or restrictions attached to any shares, all dividends will be paid according to the number of shares held.

12.02 Dividends may be declared and paid out of the retained earnings, profits or other income of the Company or out of any capital surplus, contributed surplus, appraisal surplus, share premium or any other surplus or surplus account of the Company, or as otherwise permitted by law.

12.03 No notice of the declaration of any dividend need be given to any member, and no dividend will bear interest against the Company.

12.04 A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid-up shares, bonds, debentures or debenture stock of the Company, or in any one or more such ways, and where any difficulty arises in regard to the distribution, the board may settle the same as it thinks expedient, and in particular may

(a) fix the value for distribution of specific assets,

(b) determine that cash payments will be made to members upon the footing of the values so fixed or in lieu of fractional shares, bonds, debentures or debenture stock, in order to adjust the rights of all parties

(c) vest any such specific assets in trustees upon such trusts for the persons entitled as may seem expedient to the board, and

(d) determine which members are entitled to such assets, or cash payments in lieu of such assets, on any particular dividend so declared.

12.07 The Company may retain the dividends payable on a share in respect of which a fiduciary is entitled to become a member until the fiduciary becomes the registered holder of such share.

12.08 Any dividend or other monies payable in cash in respect of a share may be paid by cheque or warrant sent through the post to the registered holder of the share in like manner as provided in these Articles for the giving of notices, or to such person and to such address as the holder or joint holders as the case may be, in writing direct.

12.09 Any one of two or more joint holders may give effectual receipts for any dividend or other monies payable or assets distributable in respect of a share held by them as joint holders.

PART 13 - NOTICES

13.01 Except as otherwise provided herein, a notice may be given or a document delivered by the Company to a member or director either personally or by sending it through the post to him in a prepaid letter, envelope or wrapper addressed to the member or director at his registered address.

13.02 Notice may be given or a document delivered by the Company to the joint holders of a share by giving the notice or delivering the document to the joint holder first named in the register of members in respect of the share.

13.03 A notice may be given or a document delivered by the Company to a person claiming entitlement to a share in consequence of the death, bankruptcy or mental infirmity of a member by sending it through the post in a prepaid letter, envelope or wrapper addressed to such person by name, or by suitable title as representing the deceased, bankrupt or mentally infirm member, at the address, if any, supplied to the Company for the purpose by such person, or, until an address has been so supplied, by giving the notice or delivering the document in any manner in which the same might have been given or delivered if the death, bankruptcy or mental infirmity had not occurred.

13.04 A notice or document sent through the post to or left at the registered address of a member will, notwithstanding that the member is then deceased and whether or not the Company or its agent has notice of his decease, be deemed to have been duly given or delivered in respect of any share registered in the name of the member and will for all purposes of these Articles be deemed sufficiently given or delivered to his personal representatives and to any person jointly interested with the member in any such share.

13.05 Any member (or his duly appointed proxyholder or corporate representative), director, officer or auditor may waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Company Act, these Articles, or otherwise, and such waiver or abridgement, if given before the meeting or other event of which notice is required to be given, will cure any default in the giving or in the time of such notice, as the case may be.

13.06 Any such waiver or abridgement will be in writing except a waiver of notice of a meeting of members or of the board or of a committee of the board which may be given in any manner and, in the case of a meeting of the board or of a committee of the board, will be deemed to be given with respect to all business transacted after the director first attends the meeting..